SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

Alterity Therapeutics Limited

6-K	Items

1.	Alterity Therapeutics commences US investor meetings following positive clinical data

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERITY THERAPEUTICS LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

May 12, 2019

Alterity Therapeutics commences US investor meetings
following positive clinical data

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – Monday 13th May, 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) is today commencing an investor roadshow in the US. The meetings follow the Company’s presentation of clinical data from its Phase 1 clinical trial program for its investigative drug PBT434 at the American Academy of Neurology Annual Meeting last week.

The data indicate that PBT434 was well tolerated with adverse event rates comparable to placebo and dose dependent systemic exposure following oral administration. Importantly, the results indicate that PBT434 not only crosses the blood brain barrier in humans, confirming previous observations in animal studies, but that clinically tested doses achieve concentrations in brain that exceed those associated with efficacy in animal models of disease. No serious adverse events were reported and no subject discontinued dosing with PBT434 due to adverse events.

Alterity’s CEO Mr. Geoffrey Kempler and Dr David Stamler, Chief Medical Officer & Senior VP Clinical Development will meet with sophisticated investors throughout the week to discuss:

•	Significant progress over the last 12 months including the release of data from the Phase 1 clinical trial for PBT434, Orphan drug designation for PBT434 for the treatment of Multiple System Atrophy (MSA); and
•	High unmet need for new treatment options for a range of neurological diseases and the potential of PBT434; and
•	Strong commercial case for PBT434 in MSA; and
•	Strategic investment led by Life Biosciences;

Mr. Geoffrey Kempler said: “We are very pleased with the strong response from investors in the US to our commitment and our progress to treat highly debilitating neurological diseases.”

End Note

The Company changed its name on 8 April 2019 from Prana Biotechnology Limited to Alterity Therapeutics Limited, (ASX: ATH, NASDAQ:ATHE).

Investor enquiries IR@alteritytherapeutics.com

Contact:

Investor Relations

Rebecca Wilson

E: rwilson@we-buchan.com.au

Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.